UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Name of the Issuer)

COMPANHIA PARANAENSE DE ENERGIA - COPEL

(Names of Persons Filing Statement)

Preferred Class A Shares (f/k/A Preferred Class B Shares)*, without par value

American Depositary Shares,
each representing four Class A Preferred Shares of COPEL (ELP)
listed on the New York Stock Exchange

(Title of Class of Securities)

20441B605**
(CUSIP Number of Class of Securities)

Companhia Paranaense de Energia – COPEL Rua José Izidoro Biazetto, 158 – bloco A CEP 81200-240, Curitiba, Paraná Brazil +55 41 3331 4011	Daniel Pimentel Slaviero +55 41 3331 4011 ri@copel.com(mailto:ri@copel.com) Rua José Izidoro Biazetto, 158 – bloco A – CEP 81200-240, Curitiba, Paraná, Brazil

With copies to:

Jonathan Mendes de Oliveira
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

______________

*	Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
**	CUSIP applies to American Depositary Shares, each representing four preferred class A shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 Transaction Statement (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2025 (as amended by the Amendments No. 1 through 3 filled with the SEC on August 1, 2025, August 22, 2025 and October 27, 2025, respectively, the “Initial Schedule 13E-3”). This Amendment is being filed to report the results of the Preferred Shareholders Meeting (as defined below) and the transaction that is subject to the Initial Schedule 13E-3.

Item	15 Additional Information
(c)	Other Material Information.

On November 17, 2025, we held a special general meeting of holders of our preferred shares (the “Preferred Shareholders Meeting”) to vote on the proposed Corporate Action. At the Preferred Shareholders Meeting, holders of our Preferred Shares approved the Corporate Action with (a) 99.743% of the preferred shares present at the meeting voting in favor of the Corporate Action, (b) 0.204% of the preferred shares present at the meeting voting against the Corporate Action and (c) 0.053% of the preferred shares present at the meeting abstaining. Holders of Preferred Shares in Brazil may exercise withdrawal rights by no later than December 18, 2025. Delivery of Common Shares to holders of Preferred Shares in Brazil is expected to occur on or about December 26, 2025 and payment of the cash consideration in Brazil is expected to occur on or about December 30, 2025. We will announce the expected timeline for settlement of the Corporate Action for holders of Preferred ADSs in a separate press release.

Item	16 Exhibits
(16)(a) - (I)	Manager Proposal and Manual for Shareholder Participation in the Special General Meeting of holders of Preferred Shares of the Company (Proposta da Administração e Manual para Participação em Assembleia Especial de Acionistas Titulares de Ações Preferenciais)*
(16)(a) - (II)	Notice of Special General Meeting of Holders of Preferred Shares of the Company*
(16)(a) - (III)	Form of Remote Voting Ballot (boletim de voto a distância).*
(16)(a) - (IV)	Form of ADS Voting Instruction Card.*
(16)(a) – (V)	Company presentation on Corporate Action*
(16)(b)	Not applicable.
(16)(c)	Not applicable.
(16)(d)	Not applicable.
(16)(f)	Withdrawal Rights, incorporated herein by reference to Annex I in the Shareholder Participation Manual.*
(16)(g)	Not applicable.
107	Calculation of Filing Fee Tables*

*       Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2025

COMPANHIA PARANAENSE DE ENERGIA - COPEL

By:/s/ Felipe Gutterres Ramella

Name: Felipe Gutterres Ramella

Title: Vice President of Finance and Investor Relations

By: /s/ Daniel Pimentel Slaviero

Name: Daniel Pimentel Slaviero

Title: Chief Executive Officer